Exhibit 12-51

DTE ENERGY COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended	Twelve Months Ended December 31
(Millions of Dollars)	June 30, 2012	2011	2010	2009	2008	2007
Earnings:
Pretax earnings	443	981	944	782	819	1,155
Adjustments	5	6	1	4	(3)	(4)
Fixed Charges	237	520	567	572	540	562
Net earnings	685	1,507	1,512	1,358	1,356	1,713

Fixed Charges:
Interest expense	220	490	543	545	503	533
Adjustments	17	30	24	27	37	29
Fixed Charges	237	520	567	572	540	562

Ratio of earnings to fixed charges	2.89	2.90	2.67	2.37	2.51	3.05